Exhibit 99.1

`

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Consolidated Financial Statements

Years ended March 31, 2009, 2008 and 2007
_______________________

BDO Dunwoody LLP Chartered Accountants	600 Cathedral Place 925 West Georgia Street Vancouver, BC, Canada V6C 3L2 Telephone: (604) 688-5421 Telefax: (604) 688-5132 E-mail: vancouver@bdo.ca www.bdo.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders,
Keegan Resources Inc.
(An Exploration Stage Company)

We have audited the consolidated balance sheets of Keegan Resources Inc. (An Exploration Stage Company) as at March 31, 2009 and 2008 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended March 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2009 and 2008 and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2009, in accordance with Canadian generally accepted accounting principles.

(signed) "BDO Dunwoody LLP"

Chartered Accountants

Vancouver, Canada

June 26, 2009

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Consolidated Balance Sheets
March 31, 2009 and 2008	Expressed in Canadian Dollars

	2009	2008

Assets

Current assets:
Cash and cash equivalents (note 3)	$2,001,118	$15,241,053
Short - term investments (note 4)	1,000,000	-
Receivables	49,041	136,150
Prepaid expenses and deposits	106,628	62,849
	3,156,787	15,440,052

Furniture, equipment and leasehold improvements (note 5)	203,068	124,895

Resource properties (note 6)	30,357,945	19,104,569
	$33,717,800	$34,669,516

Liabilities

Current liabilities:
Accounts payable and accrued liabilities (note 8)	$652,656	$376,532

Shareholders' Equity

Share capital (note 7)	43,096,076	40,489,334
Contributed surplus (note 7)	6,580,224	6,238,410
Deficit accumulated in the exploration stage	(16,611,156)	(12,434,760)
	33,065,144	34,292,984

	$33,717,800	$34,669,516

Commitments (notes 6 & 9)
Contingencies (note 11)
Subsequent event (note 15)

SEE ACCOMPANYING NOTES

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Consolidated Statements of Operations and Deficit
Years ended March 31, 2009, 2008 and 2007		Expressed in Canadian Dollars

	2009	2008	2007

Expenses:
Amortization	$40,346	$22,973	$9,503
Bank charges and interest	25,287	25,043	20,477
Consulting fees, directors' fees and wages
and benefits (note 8)	1,379,953	912,756	559,431
Office, rent and administration	411,322	372,774	270,676
Professional fees (note 8)	448,308	159,808	188,690
Regulatory	131,785	87,783	25,197
Stock-based compensation (note 7(c))	586,652	1,710,911	1,785,810
Transfer agent and shareholder information	110,214	111,373	103,669
Travel, promotion and investor relations	485,032	766,627	677,233
	3,618,899	4,170,048	3,640,686

Other expenses (income):
Interest and other income	(222,703)	(476,034)	(97,135)
Write-off of equipment	1,112	-	-
Write-off of interest in resource properties (Note 6)	170,596	-	784,694
Foreign exchange loss	608,492	622,028	52,894
	557,497	145,994	740,453

Loss and comprehensive loss for the year	4,176,396	4,316,042	4,381,139

Deficit accumulated in the exploration stage,
beginning of year	12,434,760	8,118,718	3,737,579

Deficit accumulated in the exploration stage,
end of year	$16,611,156	$12,434,760	$8,118,718

Loss per share - basic and diluted	$0.15	$0.17	$0.28

Weighted average number of shares outstanding	28,233,377	24,605,326	15,594,720

SEE ACCOMPANYING NOTES

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Consolidated Statements of Cash Flows
Years ended March 31, 2009, 2008 and 2007		Expressed in Canadian Dollars

	2009	2008	2007

Cash provided by (used in):

Operations:
Loss for the year	$(4,176,396)	$(4,316,042)	$(4,381,139)
Items not involving cash:
Amortization	40,346	22,973	9,503
Stock based compensation	586,652	1,710,911	1,785,810
Write-off of equipment	1,112	-	-
Write-off of interest in resource properties	170,596	-	784,694
Changes in non-cash working capital:
Receivables	87,109	(79,157)	(31,904)
Prepaid expenses and deposits	(43,779)	(17,993)	(23,019)
Accounts payable and accrued liabilities	127,252	296,781	91,193
	(3,207,108)	(2,382,527)	(1,764,862)

Investing:
Purchase of furniture, equipment and leasehold
improvements	(119,631)	(110,459)	(9,482)
Acquisition of interest in resource properties	(237,161)	(1,515,725)	(856,700)
Short-term investments	(1,000,000)	-	-
Deferred exploration	(10,901,528)	(9,861,207)	(4,924,500)
	(12,258,320)	(11,487,391)	(5,790,682)

Financing:
Shares issued for cash, net of share issue costs	2,225,493	14,954,456	20,873,250

Increase (decrease) in cash and cash equivalents	(13,239,935)	1,084,538	13,317,706

Cash and cash equivalents, beginning of year	15,241,053	14,156,515	838,809

Cash and cash equivalents, end of year	$2,001,118	$15,241,053	$14,156,515

Supplemental disclosure of cash flow information:
Cash paid for:
Interest	$-	$-	$-
Income taxes	-	-	-
Non-cash investing and financing activities:
Shares issued pursuant to resource property
option agreement	-	158,360	367,592
Change in Accounts payable related to
Investing activities	148,872	-	-
Reclassification of contributed surplus on exercise
of options and brokers' warrants (note 7(e))	381,249	296,181	62,825
Warrants issued for services:
Share issue costs	-	378,839	826,405

SEE ACCOMPANYING NOTES

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Consolidated Schedule of Resource Property Costs
Years ended March 31, 2009 and 2008		Expressed in Canadian Dollars

	Ghana

	Esaase	Asumura	Total

Balance, March 31, 2008	$14,508,394	$4,596,175	$19,104,569

Acquisition costs:
Cash	195,569	41,592	237,161

Deferred exploration costs:
Assays	654,647	213,257	867,904
Consulting	515,622	86,278	601,900
Drilling	6,212,649	480,600	6,693,249
Equipment and related costs	581,870	188,397	770,267
Field supplies	241,204	67,261	308,465
Geological fees and expenses	146,845	10,678	157,523
Office and miscellaneous	79,127	19,312	98,439
Property maintenance	(5,705)	-	(5,705)
Stock-based compensation	136,411	-	136,411
Travel and accommodation	153,358	10,258	163,616
Wages and salaries	968,380	426,362	1,394,742
	9,684,408	1,502,403	11,186,811

Less: write-off of property costs	-	(170,596)	(170,596)

Balance, March 31, 2009	$24,388,371	$5,969,574	$30,357,945

SEE ACCOMPANYING NOTES

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Consolidated Schedule of Resource Property Costs
Years ended March 31, 2008 and 2007		Expressed in Canadian Dollars

	Ghana

	Esaase	Asumura	Total

Balance, March 31, 2007	$4,452,189	$2,745,551	$7,197,740

Acquisition costs:
Cash	1,144,145	371,580	1,515,725
Shares	158,360	-	158,360

	1,302,505	371,580	1,674,085

Deferred exploration costs:
Assays	482,581	220,013	702,594
Consulting	421,758	-	421,758
Drilling	5,095,204	678,144	5,773,348
Equipment and related costs	669,700	2,634	672,334
Field supplies	315,796	100,757	416,553
Geological fees and expenses	55,609	-	55,609
Office and miscellaneous	33,027	2,903	35,930
Property maintenance	62,927	13,773	76,700
Stock-based compensation	643,488	-	643,488
Travel and accommodation	435,849	202,108	637,957
Wages and salaries	537,761	258,712	796,473

	8,753,700	1,479,044	10,232,744

Balance, March 31, 2008	$14,508,394	$4,596,175	$19,104,569

SEE ACCOMPANYING NOTES

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 1
Years ended March 31, 2009, 2008 and 2007	Expressed in Canadian Dollars

1.	Nature of operations

The Company was incorporated on September 23, 1999 under the laws of British Columbia. The Company is in the exploration stage and its principal business activity is the sourcing and exploration of resource properties. The Company has interest in resource properties located in the Republic of Ghana.

The recoverability of amounts shown for resource properties and related deferred exploration costs and the Company's ability to continue as a going concern is dependent upon the discovery of economically recoverable reserves, continuation of the Company's interest in the underlying resource claims, the ability of the Company to obtain necessary financing to complete their development and upon future profitable production or proceeds from the disposition thereof. Although the Company has been successful in the past in obtaining financing, there is no assurance that it will be able to obtain adequate financing in the future or that such financing will be available on acceptable terms.

2.	Significant accounting policies

The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles. The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The consolidated financial statements have, in management's opinion, been properly prepared using careful judgment within the framework of the significant accounting policies summarized below.

a.	Basis of consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Quicksilver Ventures (Nevada), Inc. and Keegan Resources Ghana Limited ("Keegan Ghana"). All significant intercompany amounts and transactions have been eliminated on consolidation.

b.	Financial instruments

i.	Comprehensive loss

Comprehensive income consists of net loss and other comprehensive income ("OCI"). OCI represents changes in shareholders' equity during a period arising from transactions and other events with non-owner sources. For the period covered by these financial statements comprehensive loss and net loss are the same.

ii.	Financial assets and financial liabilities

The Company's financial instruments are comprised of cash and cash equivalents, receivables and accounts payable and accrued liabilities. Financial instruments are measured and classified as follows:

Held-for-trading financial instruments are measured at fair value. All gains and losses resulting from changes in their fair value are included in net earnings (loss) in the period in which they arise. Cash and cash equivalents are classified as held-for-trading and are measured at fair value.

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 2
Years ended March 31, 2009, 2008 and 2007	Expressed in Canadian Dollars

2.	Significant accounting policies (continued)

(b).	Financial instruments (continued)

       ii. Financial assets and financial liabilities (continued)

  ● Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost. Amortization of premiums or discounts and transaction costs are amortized into net earnings (loss), using the effective interest method less any impairment. Receivables are classified as loans and receivables and accounts payable and accrued liabilities are classified as other financial liabilities.

  ●  Available-for-sale financial assets are measured at fair value, with unrealized gains and losses recorded in other comprehensive income until the asset is realized, at which time they will be recorded in net earnings (loss). Other than temporary impairments on available-for-sale financial assets are recorded in net earnings (loss).

   ●  Derivatives embedded in other financial instruments or non-financial contracts (the "host instrument") are treated as separate derivatives with fair value changes recognized in the statement of operations when their economic characteristics and risks are not clearly and closely related to those of the host instrument, and the combined instrument or contract is not held for trading. There were no embedded derivatives identified in a review of the Company's contracts. Free-standing derivatives that meet the definition of an asset or liability are measured at their fair value and reported in the Company's financial statements.

iii.	Transaction Costs

The Company has chosen to recognize all transaction costs in operations on all financial instruments in the period they are incurred.

(c).	Cash and cash equivalents

Cash and cash equivalents consist of cash and short-term investments with original maturity dates of less than ninety days. The Company places its cash with institutions of high-credit worthiness.

(d).	Furniture, equipment and leasehold improvements

Furniture, equipment and leasehold improvements are carried at cost less accumulated amortization. Amortization is determined at rates which will reduce original cost to estimated residual value over the useful life of each asset. The annual rates used to compute amortization are as follows:

Asset	Basis	Rate

Furniture and equipment	declining balance	20%
Computers	declining balance	30%
Leasehold improvements	straight-line	term of lease

Amortization is recorded at half the annual rate in the year of acquisition.

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 3
Years ended March 31, 2009, 2008 and 2007	Expressed in Canadian Dollars

2.	Significant accounting policies (continued)

(e)	Resource properties and deferred exploration costs

The Company accounts for resource property costs in accordance with the Canadian Institute of Chartered Accountants Handbook Section 3061, "Property, plant and equipment" ("CICA 3061"), and abstract EIC- 126, "Accounting by Mining Enterprises for Exploration Costs" ("EIC-126") of the Emerging Issues Committee. CICA 3061 provides for the capitalization of the acquisition and exploration costs of a resource property where such costs are considered to have the characteristics of property, plant and equipment. EIC-126 provides that a mining enterprise is not precluded from considering exploration costs to have the characteristics of property, plant and equipment when it has not established resource reserves objectively and therefore does not have a basis for preparing a projection of the estimated future net cash flow from the property.

The fair value of resource properties acquired in exchange for the issuance of the Company's shares is determined by the trading price of the Company's shares on the date of the shares were issued.

Resource property costs include initial acquisition costs and related option payments, which are recorded when paid. Exploration and development costs are capitalized until properties are brought into production, when costs are amortized on a unit-of-production basis over economically recoverable reserves. Option payments are credited against resource property costs when received. No gain or loss on disposition of a partial interest is recorded until all carrying costs of the interest have been offset by proceeds of sale or option payments received.

CICA 3061 also provides that property, plant and equipment be written down when the long-term expectation is that the net carrying amount will not be recovered. EIC-126 states that a mining enterprise which has not objectively established resource reserves and therefore does not have a basis for preparing a projection of the estimated future cash flow from a property is not obliged to conclude that the capitalized costs have been impaired. However, EIC-126 references certain conditions that should be considered in determining subsequent write-downs, such as changes or abandonment of a work program or poor exploration results, and management reviews such conditions to determine whether a write-down of capitalized costs is required. When the carrying value of a property exceeds its net recoverable amount, provision is made for the impairment in value.

Accounting standards subsequently issued by the CICA dealing with Intangible Assets (CICA 1581 and CICA 3062) include reference to "Use rights such as drilling, water, air, mineral, timber cutting, and route authorities" as examples of intangible assets. CICA 3062 also states, inter alia, that intangible assets should be amortized over their useful life and tested for impairment. Management has reviewed this potential reporting conflict with the previously issued standards and is of the opinion that it is appropriately accounting for its resource properties as having the characteristics of property, plant and equipment.

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 4
Years ended March 31, 2009, 2008 and 2007	Expressed in Canadian Dollars

2.	Significant accounting policies (continued)

(f)	Asset retirement obligations

The fair value of a liability for an asset retirement obligation, such as site reclamation costs, is recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The Company is required to record the estimated present value of future cash flows associated with site reclamation as a liability when the liability is incurred and increase the carrying value of the related assets for that amount. The obligations recognized are statutory, contractual or legal obligations. The liability is accreted over time for changes in the fair value of the liability through charges to accretion, which is included in the Statement of Operations. The costs capitalized to the related assets are amortized in a manner consistent with the depletion and asset retirement obligations. As at March 31, 2009 and 2008, the Company had no asset retirement obligation.

(g)	Comprehensive loss

Comprehensive income consists of net loss and other comprehensive income ("OCI"). OCI represents changes in shareholders' equity during a period arising from transactions and other events with non- owner sources. For the period covered by these financial statements comprehensive loss and net loss are the same.

(h)	Foreign currency translation

The Company's functional currency is the Canadian dollar. Foreign denominated monetary assets and liabilities are translated to their Canadian dollar equivalents using foreign exchange rates which prevailed at the balance sheet date. Non-monetary items are translated at exchange rates prevailing when the assets were acquired or the obligations incurred. Foreign currency denominated revenue and expense items are translated at exchange rates prevailing at the transaction date. Exchange gains or losses arising on foreign currency translation were charged to the Statement of Operations during the period.

(i)	Loss per share

Basic earnings per share are calculated by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the year. Diluted earnings per share is calculated by dividing net income available to common shareholders by the weighted average number of diluted common shares outstanding during the year. Diluted common shares reflect the potential dilutive effect of exercising the stock options and warrants based on the treasury stock method.

For the years ended March 31, 2009, 2008 and 2007, common equivalent shares (consisting of shares issuable on exercise of stock options and warrants), totaling 5,194,410, 9,347,565 and 7,657,035 respectively, were not included in the computation of diluted loss per share because the effect was anti- dilutive.

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 5
Years ended March 31, 2009, 2008 and 2007	Expressed in Canadian Dollars

2.	Significant accounting policies (continued)

(j)	Stock-based compensation

The Company has a stock option plan as described in note 7(c). The Company records all stock-based compensation using the fair value method.

Under the fair value based method, stock-based payments to non-employees are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable. The fair value of stock-based payments to non-employees is periodically re-measured until counterparty performance is complete, and any change therein is recognized over the performance period of the award and in the same manner as if the Company had paid cash instead of paying with or using equity instruments. The cost of stock-based payments to non- employees that are fully vested and non-forfeitable at the grant date is measured and recognized at that date.

Compensation cost attributable to awards to employees is measured at fair value at the grant date and recognized over the vesting period. Compensation cost attributable to awards to employees that call for settlement in cash or other assets is measured at intrinsic value and recognized over the vesting period. Changes in intrinsic value between the grant date and the measurement date result in a change in the measure of compensation cost. Compensation cost is generally recognized on a straight-line basis over the vesting period.

(k)	Adoption of New Accounting Policies

The Company has adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (CICA) effective April 1, 2008.

i.
Handbook Section 3862, Financial Instrument - Disclosures, and Section 3863, Financial Instruments - Presentation, replace Section 3861, Financial Instruments - Disclosure and Presentation, revising its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how an entity manages those risks. The Company has included disclosures recommended by the new Handbook section in note 12 to these consolidated financial statements.

ii.
Handbook Section 1535, Capital Disclosures, specifies the disclosure of (A) an entity's objectives, policies and processes for managing capital; (B) quantitative data about what the entity regards as capital; (C) whether the entity has complied with any externally imposed capital requirements; and (D) if it has not complied, the consequences of such non-compliance. The Company has included disclosures recommended by the new Handbook section in note 13 to these consolidated financial statements.

iii.
Handbook Section 1400, General Standards on Financial Statement Presentation, has been amended to require management of the Company to assess at each balance sheet date and, if necessary, disclose any uncertainty surrounding the ability of the Company to continue as a going concern. The adoption of Section 1400 did not have an impact on the consolidated financial statements for the year ended March 31, 2009.

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 6
Years ended March 31, 2009, 2008 and 2007	Expressed in Canadian Dollars

2.	Significant accounting policies (continued)

(l)	Recent Accounting Pronouncements Issued But Not Yet Implemented (continued)

i.	Credit risk and the fair value of financial assets and financial liabilities

EIC-173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities, provides guidance on how to take into account an entity's own credit risk and the credit risk of the counter party in determining the fair value of financial assets and financial liabilities, including derivative instruments, for presentation and disclosure purposes. These changes are effective for the Company commencing April 1, 2009.

ii.	Goodwill and intangible assets

CICA Handbook Section 3064, Goodwill and Intangible Assets (Section 3064) replaces CICA Handbook Section 3062, Goodwill and Intangible Assets and establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. CICA Handbook Section 1000, Financial Statement Concepts is amended to clarify criteria for recognition of an asset. CICA Handbook Section 3450, Research and Development Costs is replaced by guidance in Section 3064. EIC 27 Revenues and Expenditures During the Pre-Operating Period is no longer applicable for entities that have adopted Section 3064. A number of other EIC abstracts have consequential amendments. CICA Accounting Guideline 11 Enterprises in the Development Stage is also amended to delete references to deferred costs and to provide guidance on development costs as intangible assets under CICA 3064. These changes are effective for the Company commencing April 1, 2009.

iii.	Mining exploration costs

EIC-174, Mining Exploration Costs, provides guidance on the capitalization of exploration costs and the impairment review of exploration costs. These changes are effective for the Company commencing April 1, 2009.

iv.	International financial reporting standards (IFRS)

In 2006, the Canadian Accounting Standards Board (AcSB) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly accountable companies to use IFRS, replacing Canadian GAAP. This date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ending March 31, 2010. In July 2008, the Canadian Securities Administrators announced that early adoption will be allowed in 2009 subject to seeking exemptive relief. The Company is currently assessing the financial reporting impact of the transition to IFRS and the changeover date.

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 7
Years ended March 31, 2009, 2008 and 2007	Expressed in Canadian Dollars

2.	Significant accounting policies (continued)

(l)	Recent Accounting Pronouncements Issued But Not Yet Implemented (continued)

v.	Consolidations and non-controlling interests

Section 1601, Consolidated Financial Statements, and Section 1602, Non-Controlling Interests, replace Section 1600, Consolidated Financial Statements. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of IFRS standard, IAS 27 (Revised), Consolidated and Separate Financial Statements. The Sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted as of the beginning of a fiscal year. The Company expects to adopt this standard on April 1, 2011.

vi.	Business combinations

Section 1582, Business Combinations, replaces Section 1581 and establishes standards for the accounting for a business combination. It provides the Canadian equivalent to International Financial Reporting Standards ("IFRS") 3 - Business Combinations. The Section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Sections 1601 and 1602 together replace Section 1600, Consolidated Financial Statements. Section 1601, establishes standards for the preparation of consolidated financial statements. Section 1601 applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of IFRS lAS 27 - Consolidated and Separate Financial Statements and applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. The Company is in the process of evaluating the requirements of the new standards.

3.	Cash and cash equivalents

	2009	2008

Cash	$2,001,118	$7,241,552
Banker's Acceptance Notes	-	7,999,501

Cash and cash equivalents	$2,001,118	$15,241,053

4.	Short-term Investments

Short-term investments consists of a Guaranteed Investment Certificate which bears interest at 3.15% per annum, matured on May 28, 2009 and which is held at a Canadian brokerage firm. At March 31, 2009, both the fair value and the carrying value of this investment was $1,000,000.

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 8
Years ended March 31, 2009, 2008 and 2007	Expressed in Canadian Dollars

5.  Furniture, equipment and leasehold improvements

		Accumulated	Net book
March 31, 2009	Cost	amortization	value

Furniture and equipment	$142,639	$45,096	$97,543
Computers	65,365	29,467	35,898
Leasehold improvements	83,933	14,306	69,627

	$291,937	$88,869	$203,068

		Accumulated	Net book
March 31, 2008	Cost	amortization	value

Furniture and equipment	$110,921	$27,945	$82,976
Computers	55,927	16,745	39,182
Leasehold improvements	6,570	3,833	2,737

	$173,418	$48,523	$124,895

6.	Resource properties

Title to resource properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequent ambiguous conveyancing history characteristic of many resource properties. The Company has investigated title to all of its resource properties and, to the best of its knowledge, title to all of its properties are in good standing. However, this should not be construed as a guarantee to title. The concessions may be subject to prior claims, agreements or transfer and rights of ownership may be affected by undetected defects.

(a)	Esaase Gold Property

The Company entered into an option agreement dated May 3, 2006 with Sametro Co. Ltd. ("Sametro") to purchase a 100% interest in the Esaase gold property in southwest Ghana, subject to the underlying 10% interest, 3% net smelter return ("NSR") royalty of the Ghanaian government in all mining projects in Ghana, and a 0.5% NSR owed to the Bonte Liquidation Committee. The agreement is subject to the following terms:

i. Cash payments:

       -US$100,000 to the bank from which Sametro borrowed funds by May 17, 2006 (paid); -US$100,000 to Sametro by June 30, 2006, which payment Sametro will deliver to the Esaase Liquidation Committee (the "Committee") (paid); -US$100,000 to the Committee by December 30, 2006 (paid);

       -US$40,000 to Sametro on May 3, 2007 (obligation renegotiated, see below); -US$100,000 to the Committee by June 30, 2007(paid);

       -US$100,000 to the Committee by December 30, 2007 (paid);

       -US$50,000 to Sametro on May 3, 2010 and every year thereafter until production (obligation renegotiated, see below);

       -US$200,000 to the Committee on production (paid in advance); and -US$100,000 to Sametro on production (obligation renegotiated, see below).

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 9
Years ended March 31, 2009, 2008 and 2007	Expressed in Canadian Dollars

6.	Resource properties (continued)

(a)	Esaase Gold Property (continued)

ii. Issuance of 780,000 common shares of the Company to Sametro over a three year period:

       -40,000 common shares of the Company to Sametro upon TSX Venture Exchange ("Exchange") approval (issued);

       -120,000 common shares of the Company to Sametro on May 3, 2007 (obligation renegotiated, see below);

       -240,000 common shares of the Company to Sametro on May 3, 2008 (obligation renegotiated, see below); and

       -380,000 common shares of the Company to Sametro on May 3, 2009 (obligation renegotiated, see below).

iii. Work exploration expenditures of US$2,250,000 over a three year period:

       -$500,000 by May 3, 2007 (incurred);

       -$750,000 by May 3, 2008 (obligation renegotiated, see below); and -$1,000,000 by May 3, 2009 (obligation renegotiated, see below).

       The Company entered into a finder's fee agreement dated June 5, 2006, whereby the Company paid US$10,000 and issued 4,000 common shares as finder's fees with respect to this acquisition.

       During the year ended March 31, 2008, after having already issued the cash and share payments as detailed in 6(a) i) and 6(a) ii) and completing the full work expenditure indicated in 6(a) iii), the Company renegotiated the option agreement so that all further cash and share payments as indicated in 6(a) i), 6(a) ii) and 6(a) iii) are no longer owed. In lieu of these payments, the Company paid $850,000 to a creditor of Sametro and issued 40,000 additional common shares to Sametro. The Company has been granted the full Esaase Mining Lease by the Minerals Commission and Minister of Mines, Lands and Forestry with no further obligation to any party aside from the NSR and government commitments. During the year ended March 31, 2008, the Company paid US$85,000 and issued 4,000 common shares of the Company as finder's fees with respect to the renegotiation of the option agreement.

       During the year ended March 31, 2008, the Company purchased 100% private ownership of the Jeni Concession mining lease and exploration rights. The Jeni Concession lies directly to the southwest and contiguous to the Esaase Gold property. In consideration for the acquisition of the mining lease, Keegan paid US$50,000 to the Bonte Liquidation Committee and US$50,000 to the Minerals Commission of Ghana for the title transfer. The Ghanaian government retains a standard 10% carried interest and 3% NSR and the Bonte Liquidation Committee retains a 0.5% NSR.

(b)	Asumura Gold Project

The Company entered into an option agreement with GTE Ventures Limited ("GTE") dated February 18, 2005 and subsequently amended, whereby the Company may acquire 100% of the Asumura Reconnaissance Concession ("Asumura property") located in the Republic of Ghana, West Africa, under the following terms:

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 10
Years ended March 31, 2009, 2008 and 2007	Expressed in Canadian Dollars

6.	Resource properties (continued)

(b)	Asumura Gold Project (continued)

i.	payment of US$100,000 to GTE as follows:

         -US$10,000 upon signing the agreement (paid); and

         -US$30,000 on or before October 8, 2006 (paid through the issuance of 16,775 shares).

         -US$60,000 on or before October 8, 2007 (paid through the issuance of 20,087 shares).

ii.	issuance of common shares of the Company with a value of US$100,000 to GTE as follows:

         -common shares with a value of US$10,000 upon regulatory approval (issued 13,899 shares)

      -common shares with a value of US$30,000 based on the 10 day average closing price prior to issuance on or before October 8, 2006 (issued 16,775 shares); and

          -common shares with a value of US$60,000 based on the 10 day average closing price prior to issuance on or before October 8, 2007 (issued 20,088 shares).

iii.	completion of US$1,000,000 of exploration work on the Asumura property as follows:

          -US$80,000 on or before July 31, 2005, (incurred);

         -an additional US$400,000 on or before July 31, 2006 (incurred); and

         -an additional US$520,000 on or before July 31, 2007 (incurred).

    The Company has met all the above commitments and now has an undivided 100% private interest in the Asumura property subject to a 3.5% NSR royalty, 50% of which may be purchased for US$2,000,000. If the property is converted to a Mining License, it may become subject to a 3-6% NSR (3% is the standard amount) and 10% ownership by the Ghanaian government. 11,270 shares were issued to Hunter Dickinson Inc. ("HDI") as finder's fees with respect to the original option agreement.

    During the year ended March 31, 2008, the Company acquired an option to purchase the remaining 50% of the GTE NSR royalty for an additional US$4,000,000.

    The Company entered into an option agreement dated March 27, 2008 with Mt. Olives Goldfields, Ltd. ("Mt. Olives") to earn a 100% ownership of the Mt. Olives Reconnaissance Concession located in Ghana. Under the option agreement, the Company is required to pay US$70,000 upon signing of the agreement and US$300,000 over a four year period. In addition, the Company will pay US$80,000 when the full interest is earned and title to the property is transferred in the Company's name. The Company must expend US$500,000 in work commitments over a four year period. The Company also has the right to accelerate both cash and work expenditures to earn a full interest in the property at any time.

    During the year ended March 31, 2009, the Company decided not to pursue its option agreement on the Mt. Olives concession and as a result, $170,596 in acquisition and deferred exploration expenditures were written-off.

(c)	Nevada Projects

    During the year ended March 31, 2007, the Company determined not to pursue its option agreements on projects commenced in the State of Nevada and as a result, wrote off acquisition and deferred exploration expenditures totaling $784,694.

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 11
Years ended March 31, 2009, 2008 and 2007	Expressed in Canadian Dollars

7.     Share Capital

(a)	Authorized

	Unlimited common shares without par value; and
	100,000,000 preferred shares without par value

(b)	Issued and outstanding common shares

		Number of shares	Amount

	Balance, March 31, 2006	12,164,418	$4,981,915
	Issued on acquisition of resource properties
	- at $1.43	90,000	128,700
	- at $1.47	20,000	29,400
	- at $1.65	4,000	6,600
	- at $2.00	33,550	67,100
	- at $3.38	40,175	135,792
	Issued for cash:
	Pursuant to private placements
	- at $1.80	2,000,000	3,600,000
	- at $2.75	5,662,500	15,571,875
	Pursuant to the exercise of warrants
	- at $0.85	639,100	543,235
	- at $1.00	2,078,750	2,078,750
	- at $2.40	4,000	9,600
	Pursuant to the exercise of options
	- at $0.92	71,685	65,950
	Share issuance costs	-	(1,822,566)
	Transferred from contributed surplus for the exercise
	of options and warrants	-	62,825

	Balance, March 31, 2007	22,808,178	25,459,176
	Issued on acquisition of resource properties
	- at $3.65	40,000	146,000
	- at $3.09	4,000	12,360
	Issued for cash:
	Pursuant to a private placement
	- at $4.10	3,300,000	13,530,000
	Pursuant to the exercise of warrants
	- at $1.00	505,250	505,250
	- at $2.40	535,220	1,284,528
	- at $3.25	75,000	243,750
	Pursuant to the exercise of options
	- at $0.92	200,000	184,000
	Share issuance costs	-	(1,171,911)
	Transferred from contributed surplus for the exercise
	of options and warrants	-	296,181

	Balance, March 31, 2008	27,467,648	40,489,334

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 12
Years ended March 31, 2009, 2008 and 2007	Expressed in Canadian Dollars

Share capital (continued)

(b)	Issued and outstanding common shares (continued)

		Number of shares	Amount

	Balance, March 31, 2008	27,467,648	40,489,334
	Issued for cash:
	Pursuant to the exercise of warrants
	- at $2.40	623,000	1,495,200
	- at $3.25	150,000	487,500
	Pursuant to the exercise of options
	- at $0.92	263,905	242,793
	Transferred from contributed surplus for the exercise
	of options and warrants	-	381,249

	Balance, March 31, 2009	28,504,553	$43,096,076

During the year ended March 31, 2009, an aggregate of 773,000 common shares were issued for gross proceeds of $1,982,700 on exercise of warrants and broker's warrants. In addition, a reclassification of $228,575 from contributed surplus to share capital was recorded on the exercise of broker's warrants.

During the year ended March 31, 2009, 263,905 common shares were issued for gross proceeds of $242,793 on exercise of options. In addition, a reclassification of $152,674 from contributed surplus to share capital was recorded on the exercise of these options.

During the year ended March 31, 2008, the Company issued 40,000 shares with a fair value of $3.65 per share and 4,000 shares with a fair value of $3.09 per share pursuant to the Esaase property option agreement (note 6(a)). The shares issued on acquisition of resources properties fair value was determined by the trading price of the Company's shares on the date they were issued.

During the year ended March 31, 2008, the Company completed a brokered private placement of 3,300,000 units of the Company at a price of $4.10 per unit for total gross proceeds of $13,530,000, pursuant to a letter of engagement with a syndicate of underwriters. Each unit consisted of one common share and one-half of one transferable common share purchase warrant of the Company. Each whole share purchase warrant shall be exercisable into one common share of the Company at a price of $5.25 per share for a period of 18 months expiring May 27, 2009. These warrants are subject to an acceleration clause, see note 7(d). The underwriters received a cash commission of $793,072 plus 330,000 broker warrants having a fair value of $378,839 and exercisable at a price of $4.25 per broker warrant for a period of 18 months expiring May 27, 2009.

During the year ended March 31, 2008, an aggregate of 1,115,470 common shares were issued for gross proceeds of $2,033,528 on exercise of warrants and broker's warrants. In addition, a reclassification of $180,477 from contributed surplus to share capital was recorded on the exercise of broker's warrants.

During the year ended March 31, 2008, 200,000 common shares were issued for gross proceeds of $184,000 on exercise of options. In addition, a reclassification of $115,704 from contributed surplus to share capital was recorded on the exercise of these options.

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 13
Years ended March 31, 2009, 2008 and 2007	Expressed in Canadian Dollars

7.	Share capital (continued)

(b)	Issued and outstanding common shares (continued)

During the year ended March 31, 2007, the Company issued 40,000 shares with a fair value of $1.43 per share and 4,000 shares with a fair value of $1.65 per share pursuant to the Esaase property option agreement (note 6(a)), 33,550 shares with a fair value of $2.00 per share and 40,175 shares with a fair value of $3.38 per share pursuant to the Asumura property option agreement (note 6(b)), 50,000 shares with a fair value of $1.43 per share pursuant to the Regent property option agreement and 20,000 shares with a fair value of $1.47 per share pursuant to the Black Velvet property option agreement. These fair value of these shares were determined by the trading price of the Company's shares on the date they were issued. The balance of the shares issued for each of the Black Velvet and Regent projects in Nevada were written off to operations in the year ended March 31, 2007 (Note 6 (c)).

During the year ended March 31, 2007, the Company completed a non-brokered private placement of 5,662,500 units at $2.75 per unit for gross proceeds of $15,571,875. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole share purchase warrant entitles the holder to acquire one additional common share at an exercise price of $3.25 per common share for a period of two years expiring February 16, 2009. These warrants are subject to an acceleration clause, see note 7(e). The Company paid cash of $791,363 and issued 452,500 share purchase warrants having a fair value of $452,457 with the same terms as the private placement, as finder's fees.

During the year ended March 31, 2007, the Company completed a non-brokered private placement of 2,000,000 units at $1.80 per unit for gross proceeds of $3,600,000. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole share purchase warrant entitles the holder to acquire one additional common share at an exercise price of $2.40 per common share for a period of eighteen months expiring April 30, 2008. These warrants are subject to an acceleration clause, see note 7(d). The Company paid cash of $204,798 and issued 169,720 share purchase warrants having a fair value of $373,948 with the same terms as the private placement, as finder's fees.

During the year ended March 31, 2007, an aggregate of 2,721,850 common shares were issued for gross proceeds of $2,631,585 on exercise of warrants and broker's warrants. In addition, a reclassification of $21,354 from contributed surplus to share capital was recorded on the exercise of broker's warrants.

During the year ended March 31, 2007, 71,685 common shares were issued for gross proceeds of $65,950 on exercise of options. In addition, a reclassification of $41,471 from contributed surplus to share capital was recorded on the exercise of these options.

(c)	Stock options

The Company maintains a fixed stock option plan that enables it to grant from time to time options to its directors, officers, employees and other service providers. During the year ended March 31, 2007, the Company amended its stock option plan increasing the number of shares reserved for issuance under the plan to 2,774,683. On October 1, 2007, shareholders of the Company approved a further increase in the number of shares reserved for issuance under the plan to 4,663,290. The options vest as to 25% on the date of the grant and 12 1/2 % every three months thereafter for a total vesting period of 18 months. During the year ended March 31, 2009, the Company amended it stock option plan from a fixed plan to a 10% rolling plan.

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 14
Years ended March 31, 2009, 2008 and 2007	Expressed in Canadian Dollars

7.	Share capital (continued)

(c)	Stock options (continued)

As summary of the status of options granted under the Company's stock option plan for the year ended March 31, 2009 is presented below:

	Number	Weighted average
	of shares	Exercise price

Balance, March 31, 2006	1,425,000	$1.02
Granted	1,349,000	2.48
Exercised	(71,685)	0.92

Balance, March 31, 2007	2,702,315	1.75
Granted	1,026,000	4.14
Exercised	(200,000)	0.92

Balance, March 31, 2008	3,528,315	2.49
Granted	100,000	1.12
Exercised	(263,905)	0.92
Forfeited	(150,000)	3.30

Balance, March 31, 2009	3,214,410	$2.54

The following table summarizes the stock options outstanding and exercisable at March 31, 2009:

	Number outstanding at
	Number exercisable at
Exercise price	March 31, 2009	Expiry date	March 31, 2009

$0.92	609,410	February 3, 2010	609,410
$1.16	220,000	November 22, 2010	220,000
$2.48	60,000	February 2, 2011	60,000
$2.44	1,230,000	November 10, 2011	1,230,000
$3.38	19,000	March 7, 2012	19,000
$3.60	100,000	October 17, 2012	87,500
$4.20	876,000	February 5, 2013	657,000
$1.12	100,000	January 15, 2014	25,000
	3,214,410		2,907,910

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 15
Years ended March 31, 2009, 2008 and 2007	Expressed in Canadian Dollars

7.	Share capital (continued)

(c)	Stock options (continued)

As at March 31, 2009, 3,214,410 (2008 - 3,528,315; 2007 - 2,702,315) stock options were outstanding, of which, 2,907,910 (2008 - 2,600,315; 2007 - 1,814,315) were exercisable.

At March 31, 2009, the stock options outstanding have a weighted average remaining contractual life of 2.63 years (2008 - 3.46 years; 2007 - 3.61 years). At March 31, 2009, the stock options exercisable have a weighted average exercise price of $2.45 (2008 - $2.61; 2007 - $2.01) per share.

During the year ended March 31, 2009, under the fair-value-based method, $586,652 (2008 - $1,710,911; 2007 - $1,785,810) in stock-based compensation expense was recorded in the statements of operations and deficit and $136,411 (2008 - $643,488; 2007 - $384,595) was capitalized to resource properties for stock options granted to directors, employees and consultants of the Company.

The fair value of stock options used to calculate compensation expense has been estimated using the Black-Scholes option valuation model with the following weighted average assumptions:

	2009	2008	2007
Risk free interest rate	1.48%	3.18%	3.95%
Expected dividend yield	0%	0%	0%
Stock price volatility	86%	89%	110%
Expected life of options	3.67 years	4.23 years	4.10 years

The weighted average fair value of options granted during the year ended March 31, 2009 was $0.70 (2008 - $2.92; 2007 - $2.56) per option.

(d)	Warrants

The following warrants were outstanding at March 31, 2009. Each warrant entitles the holder to purchase one common share of the Company as follows:

Number of Shares	Exercise Price	Expiry Date
330,000	$4.25	May 27, 2009
1,650,000(1)	$5.25	May 27, 2009

(1) These warrants are subject to an acceleration clause whereby if the shares of the Company trade above $6 for a period of 20 consecutive trading days, the Company will have the option to require the earlier exercise of the warrants within 30 days of formal notice from the Company.

On May 27, 2009, all of the warrants outstanding as at March 31, 2009 expired unexercised.

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 16
Years ended March 31, 2009, 2008 and 2007	Expressed in Canadian Dollars

7.	Share capital (continued)

(d)	Warrants (continued)

The continuity of share purchase warrants for March 31, 2009 is as follows:

Exercise		March 31,				March 31,
price	Expiry date	2008	Issued	Exercised	Expired	2009

$2.40	May 16, 2007	630,500	-	(623,000)	(7,500)	-
$3.25	February 16, 2009	3,208,750	-	(150,000)	(3,058,750)	-
$4.25	May 27, 2009	330,000	-	-	-	330,000
$5.25	May 27, 2009	1,650,000	-	-	-	1,650,000
		5,819,250	-	(773,000)	(3,066,250)	1,980,000

The continuity of share purchase warrants for March 31, 2008 is as follows:

Exercise		March 31,				March 31,
price	Expiry date	2007	Issued	Exercised	Expired	2008

$1.00	October 13, 2007	505,250	-	(505,250)	-	-
$2.40	May 16, 2007	1,165,720	-	(535,220)	-	630,500
$3.25	Jan 19, 2008	3,283,750	-	(75,000)	-	3,208,750
$4.25	May 27, 2009	-	330,000	-	-	330,000
$5.25	May 27, 2009	-	1,650,000	-	-	1,650,000
		4,954,720	1,980,000	(1,115,470)	-	5,819,250

The estimated fair value of the brokers' warrants of $nil as at March 31, 2009 (2008 - $378,839; 2007 - $826,405) is included in share issue costs.

The fair value of broker warrants used to calculate share issuance costs has been estimated using the Black-Scholes option valuation model with the following weighted average assumptions:

	2009	2008	2007
Risk free interest rate	-	3.74%	4.04%
Expected dividend yield	-	0%	0%
Stock price volatility	-	66.4%	65.7%
Expected life of warrants	-	1.5 years	1.33 years

The weighted average fair value of broker warrants granted during the year ended March 31, 2009 was $nil (2008 - $1.15; 2007 - $1.33) per broker warrant.

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 17
Years ended March 31, 2009, 2008 and 2007	Expressed in Canadian Dollars

7.   Share capital (continued)

(e)	Contributed surplus

	2009	2008	2007

Balance, beginning of year	$6,238,410	$3,801,353	$867,367
Stock-based compensation	723,063	2,354,399	2,170,406
Brokers' warrants issued	-	378,839	826,405
Transferred to share capital for the exercise
of options and brokers' warrants	(381,249)	(296,181)	(62,825)

Balance, end of year	$6,580,224	$6,238,410	$3,801,353

(f)	Shareholder rights plan

The directors of the Company approved the adoption of a shareholder rights plan (the "Rights Plan"). The objective of the Board of Directors in adopting this Plan is to achieve full and fair value for the Company's shareholders in the event of an unsolicited take-over bid for the Company.

The rights become exercisable only when a person or party acquires or announces its intention to acquire 20% or more of the outstanding shares of the Company without complying with certain provisions of the Rights Plan. Each right would entitle each holder of common shares (other than the acquiring person or party) to purchase additional common shares of the Company at a 50% discount to the market price at the time.

8.	Related party transactions

Included in professional fees is $Nil (2008 - $24,119; 2007 - $60,508) paid or accrued for legal fees to a company controlled by a director of the Company and $76,660 (2008 - $51,380; 2007 - $51,375) for accounting fees to a company controlled by an officer of the Company during the year ended March 31, 2009.

Included in consulting fees, wages and benefits is $91,270 (2008 - $65,722; 2007 - $50,758) paid or accrued for consulting fees paid to an officer of the Company during the year ended March 31, 2009.

The Company has entered into a consulting agreement with a director and officer of the Company in the amount of US$7,000 per month plus benefits. The fee was increased to US$12,000 per month effective November 1, 2007. During the year ended March 31, 2009, the Company paid consulting fees and benefits of $211,632 (2008 - $183,258; 2007 - $113,758) under this agreement.

During the year ended March 31, 2009, the Company paid or accrued $155,404 (2008 - $125,138; 2007 - $105,036) for geological fees to a director of the Company. These costs have been included in resource properties.

During the year ended March 31, 2009, the Company paid directors' fees of $21,600 (2008 - $6,000; 2007 - $nil) to certain directors of the Company.

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 18
Years ended March 31, 2009, 2008 and 2007	Expressed in Canadian Dollars

8.	Related party transactions (continued)

These transactions were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

Included in accounts payable and accrued liabilities at March 31, 2009 is $61,939 (2008 - $55,933; 2007 - $97,910) owing to directors of the Company and a company controlled by a director and officer of the Company.

9.	Commitments

    During the year ended March 31, 2009, the Company signed an office premises lease agreement for approximately $17,637 per month commencing December 1, 2008 and expiring on November 30, 2013. Minimum annual lease payments over the term of the lease are as follows:

2010	$222,851
2011	222,851
2012	222,851
2013	222,851
2014	148,568
$1,039,972

The Company also has commitments as described in note 6 related to resource properties and exploration costs.

10.	Income taxes

The Company has accumulated foreign resource deductions totaling $25,367,002 and non-capital losses of approximately $7,674,000 in Canada and CDN$2,300,000 in Ghana for income tax purposes, which may be carried forward to reduce taxable income of future years. The non-capital losses expire as follows:

	Ghana	Canada	Total

2010	$-	$31,000	$31,000
2011		55,000	55,000
2012	368,000	370,000	738,000
2013	1,013,000	-	1,013,000
2014	919,000	-	919,000
2026	-	1,098,000	1,098,000
2027	-	1,606,000	1,606,000
2028	-	1,984,000	1,984,000
2029	-	2,530,000	2,530,000
	$2,300,000	7,674,000	$9,974,000

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 19
Years ended March 31, 2009, 2008 and 2007	Expressed in Canadian Dollars

10.     Income taxes (continued)

A reconciliation of the income tax provision computed at statutory rates to the reported income tax provision is as follows:

	2009	2008	2007

Average statutory tax rate	28.50%	31.9%	33.33%

Loss before income taxes	$(4,176,000)	$(4,316,000)	$(4,381,000)

Expected income tax recovery	(1,191,000)	(1,393,000)	(1,463,000)
Increase (decrease) in income tax recovery resulting from:
Mineral exploration costs not deductible for tax	245,000	403,000	1,139,000
Stock based compensation	178,000	445,000	464,000
Other permanent differences	133,000	59,000	-
Change in statutory rates	94,000	226,000	361,000
Share issuance costs		(206,000)	(259,000)
Change in the valuation allowance	541,000	466,000	(242,000)

Income tax recovery	$-	$-	$-

The significant components of the Company's future income tax assets are as follows:

	2009	2008	2007

Non-capital losses	$2,570,000	$1,690,000	$922,000
Foreign development and exploration expenditures	(1,283,000)	(1,038,000)	(634,000)
Share issuance costs	240,000	349,000	251,000
Capital assets	24,000	11,000	7,000

	1,551,000	1,012,000	546,000
Less: valuation allowance	(1,551,000)	(1,012,000)	(546,000)

	$-	$-	$-

The Company has recorded a valuation allowance against its future income taxes based on the extent to which it is more likely-than-not that sufficient taxable income will not be realized during the carry forward period to utilize all the future tax assets.

11.	Contingencies

Keegan Ghana Ltd. was named jointly with the Ghana Minerals Commission as a co-defendant in a legal suit by the company that had originally optioned the Esaase gold property to the Company. The Plaintiff is alleging certain irregularities in connection with the closing of the option resulting in Keegan Ghana's acquisition of the Esaase gold property and the issuing of the requisite regulatory approvals under Ghanaian Law. Keegan Ghana has refuted the allegations on grounds that it had at all material times acted legally and in good faith and has therefore filed a defense and counter-claim against the Plaintiff. The Company is of the view after discussion with Ghanaian Counsel that the allegations are totally without legal merit and will be vigorously defended. The Ghana Minerals Commission has also denied the allegations and filed a defense to the suit. The Company's potential liability for damages, if any, is currently not determinable.

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 20
Years ended March 31, 2009, 2008 and 2007	Expressed in Canadian Dollars

12.	Segmented information

Geographic Information

The Company operates in one reportable operating segment, being the exploration of resource properties.

	Canada	Ghana	Total

2009

Furniture, equipment and leasehold
improvements	$159,534	$43,534	$203,068
Resource properties	-	30,357,945	30,357,945

	$159,534	$30,401,479	$30,561,013

	Canada	Ghana	Total

2008

Furniture, equipment and leasehold
improvements	$55,817	$69,078	$124,895
Resource properties	-	19,104,569	19,104,569

	$55,817	$19,173,647	$19,229,464

13.	Financial instruments

As at March 31, 2009, the Company's financial instruments consist of cash and cash equivalents, receivables, and accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant credit, liquidity, or market risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

The risk exposure is summarized as follows:

(a)	Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company is subject to credit risk on the cash balances at the banks in each of Canada and Ghana, its short-term bank guaranteed investment certificates and accounts receivable. The short-term investments are with Schedule 1 banks or equivalent, with the majority of its cash held in Canadian based banking institutions, authorized under the Bank Act to accept deposits, which may be eligible for deposit insurance provided by the Canadian Deposit Insurance Corporation. The receivables consist primarily of goods and services recoverable of $49,041 which are not considered past due.

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 21
Years ended March 31, 2009, 2008 and 2007	Expressed in Canadian Dollars

13.	Financial instruments (continued)

(b)	Liquidity risk

The Company's approach to managing liquidity is to ensure that it will have sufficient liquidity to settle obligations and liabilities when due. As at March 31, 2009, the Company had a cash and cash equivalents balance of $2,011,118 and a short-term investment of $1,000,000 to settle current liabilities of $652,656 which mainly consist of accounts payable that are considered short term and settled within 30 days. Subsequent to March 31, 2009, the Company raised net proceeds of $18,240,000 from a brokered private placement financing (see note 14(a)). To maintain the Company in good standing and maintain its interests in its exploration properties, management estimates its capital requirements for the next twelve months to be approximately $10,000,000. This cost estimate does not include expenses related to the evaluation of potential property acquisitions.

(c)	Market risk

i.	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The Company's cash and cash equivalents attract interest at floating rates and have maturities of 90 days or less. The interest is typical of Canadian banking rates, which are at present low, however the conservative investment strategy mitigates the risk of deterioration to the investment. A change of 100 basis points in the interest rates would not be material to the financial statements.

ii.	Foreign currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company has offices in Canada and Ghana and holds cash in Canadian, United States and Ghanaian Cedi currencies in line with forecasted expenditures. A significant change in the currency exchange rates between the Canadian dollar relative to US dollar and Ghanaian Cedi could have an effect on the Company's results of operations, financial position or cash flows. At March 31, 2009, the Company had no hedging agreements in place with respect to foreign exchange rates.

The Company is exposed to currency risk through the following financial assets denominated in currencies other than Canadian dollars:

March 31, 2009	Cash and cash equivalents

US dollars	$159,991
Ghana Cedis	$744,403

Based on the above net foreign currency exposures at March 31, 2009, a 10% depreciation or appreciation of the above currencies against the Canadian dollar would result in an approximate $86,000 decrease or increase in the Company's net income.

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 22
Years ended March 31, 2009, 2008 and 2007	Expressed in Canadian Dollars

13.	Financial instruments (continued)

(d)	Fair value

The carrying values of cash and cash equivalents, receivables and accounts payable and accrued liabilities approximate their respective fair values due to the short-term nature of these instruments.

14.	Capital management

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company in order to support the acquisition, exploration and development of mineral properties and to maintain the Company in good standing with the various regulatory authorities. The Company has no debt and is not subject to externally imposed capital requirements.

The properties in which the Company currently has an interest in are in the exploration stage, as such, the Company does not recognize revenue from its exploration properties. The Company's historical sources of capital have consisted of the sale of equity securities and interest income. In order for the Company to carry out planned exploration and development and pay for administrative costs, the Company will spend its working capital and raise additional amounts externally as needed.

The Company has policies and procedures in place for employee and officer expenditure authorization limits and capital expenditure authorization. Capital expenditures of $100,000 or more require approval by the Board of Directors. Management reviews its capital management approach on an ongoing basis and believes this approach, given the size of the Company, is reasonable.

There were no changes in the Company's management of capital during the year ended March 31, 2009.

15.	Subsequent event

The following events occurred subsequent to March 31, 2009:

(a)
The Company completed a brokered private placement with a syndicate of underwriters pursuant to an underwriting agreement dated May 8, 2009, under which the underwriters purchased an aggregate of 8,000,000 common shares of the Company at a price of $2.40 per common share for total gross proceeds of $19,200,000.

Pursuant to the underwriting agreement, the Company paid a commission to the underwriters equivalent to 5% of the gross proceeds raised or $960,000. In addition, the Company issued 400,000 warrants to the underwriters which is equal to 5% of the total common shares sold. Each warrant will entitle the underwriters to purchase a common share of the Company at a price of $3.10 per share for a period of 18 months.

(b)	The Company granted incentive stock options to a director and consultants to purchase 170,000 common shares at an exercise price of $3.31 per share expiring five years from the grant date.

(c)	There were 154,348 common shares issued pursuant to the exercise of stock options for gross proceeds of $256,000.

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 23
Years ended March 31, 2009, 2008 and 2007	Expressed in Canadian Dollars

16.	Comparative Figures

Certain of the comparative figures have been reclassified to conform with the presentation in the current year.

17.	United States generally accepted accounting principles

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). A description of US GAAP and practices prescribed by the US Securities and Exchange Commission (collectively US GAAP) that result in material measurement differences from Canadian GAAP are as follows:

(a)	Resource properties and deferred exploration costs

Under Canadian GAAP, costs of mineral property exploration and development expenditures are deferred. Both Canadian and US GAAP require that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. US GAAP requires mineral property exploration and land use costs to be charged to operations as incurred until commercially mineable deposits are determined to exist within a particular property as cash flows cannot be reasonably estimated prior to such determination. Accordingly, for all periods presented, the Company has expensed all mineral property exploration and land use costs for US GAAP purposes. The costs remaining for US GAAP purposes, if any, relate to mineral property acquisition costs under which the Company acquired a percentage ownership interest in a mineral property.

For Canadian GAAP, cash flows relating to mineral property exploration and land use costs are reported as investing activities. For US GAAP, these costs would be characterized as operating activities.

(b)	Comprehensive loss

US GAAP requires disclosure of comprehensive loss which, for the Company, is net loss under US GAAP adjusted for the change in items excluded from net loss under US GAAP. Upon adoption of CICA Handbook Section 1530 on April 1, 2007 (note 2), there are no ongoing differences between Canadian and US GAAP in reporting and displaying comprehensive loss.

(c)	New Accounting Standards

Recently adopted accounting pronouncements

On September 15, 2006, FASB issued Statement No. 157, "Fair Value Measurements" ("SFAS No. 157"). SFAS No. 157 provides guidance for using fair value to measure assets and liabilities. SFAS No. 157 references fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. SFAS No. 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. SFAS No. 157 does not expand the use of fair value in any new circumstances. Originally, SFAS No. 157 was effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Accordingly, we adopted SFAS No. 157 in the first quarter of fiscal year 2009. In February 2008, the FASB issued FASB Staff Position No. 157-2, "Effective Date of FASB Statement No. 157", which provides a one year deferral of the effective date of SFAS No. 157 for non-financial assets and non-financial liabilities, except those that are recognized or disclosed in the financial statements at fair value at least annually. Therefore, the Company has adopted the provisions of SFAS No. 157 with respect to its financial assets and liabilities only.

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 24
Years ended March 31, 2009, 2008 and 2007	Expressed in Canadian Dollars

17.	United States generally accepted accounting principles (continued)

(d)	New Accounting Standards (continued)

Recently adopted accounting pronouncements (continued)

In February, 2007, the FASB issued SFAS No. 159 "The Fair Value Option for Financial Assets and Financial Liabilities". This Statement permits all entities to choose, at specified election dates, to measure eligible items at fair value (the "fair value option"). A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings (or another performance indicator if the business entity does not report earnings) at each subsequent reporting date. Upfront costs and fees related to items for which the fair value option is elected shall be recognized in earnings as incurred and not deferred. If an entity elects the fair value option for a held-to-maturity or available-for sale- security in conjunction with the adoption of this Statement, that security shall be reported as a trading security under Statement 115, but the accounting for a transfer to the trading category under paragraph 15 (b) of Statement 115 does not apply. Electing the fair value option for an existing held-to-maturity security will not call into question the intent of an entity to hold other debt securities to maturity in the future. This statement is effective as of the first fiscal year that begins after November 15, 2007 (i.e. for the Company's fiscal year beginning April 1, 2008). The effects of SFAS 159 did not have a significant impact on the Company's financial condition or results of operations.

In December 2007, the SEC issued Staff Accounting Bulletin ("SAB") No. 110 which amends SAB 107 to allow for the continued use, under certain circumstances, of the "simplified" method in developing an estimate of the expected term of so-called "plain vanilla" stock options accounted for under FAS 123R, "Share-Based Payment." When SAB 107 was published, the staff believed that more information about employee exercise behavior (e.g., employee exercise patterns by industry or other categories of companies) would become available. Therefore, the staff stated in SAB 107 that it would not expect the simplified method to be used for stock option grants after December 31, 2007. The staff now understands that such information will not be widely available by December 31, 2007. Accordingly, the SEC staff will accept, under certain circumstances, the use of the simplified method beyond December 31, 2007 for "plain vanilla" options (as described in SAB 110). The adoption of SAB 110 did not have a significant impact on its consolidated financial statements.

  Recent Accounting Pronouncements Not Yet Adopted

i.	Business combinations

In December 2007, the FASB issued SFAS 141R "Business Combinations" which is effective for fiscal years beginning after December 15, 2008. SFAS 141R, which will replace FAS 141, is applicable to business combinations consummated after the effective date of December 15, 2008. The Company is currently evaluating the impact that the adoption of SFAS No. 141R might have on its financial position or results of operations.

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 25
Years ended March 31, 2009, 2008 and 2007	Expressed in Canadian Dollars

17. United States generally accepted accounting principles (continued)

Recent Accounting Pronouncements Not Yet Adopted (continued)

ii.	Non-controlling interests

In December 2007, the FASB also issued SFAS No. 160, "Non-controlling Interests in Consolidated Financial Statements, an amendment of ARB 51". SFAS No. 160 will change the accounting and reporting for minority interests, which will be re-characterized as non-controlling interests and classified as a component of equity. SFAS No. 160 requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. SFAS No. 160 is effective for fiscal years beginning on or after December 15, 2008 and interim periods within those fiscal years. The Company is currently evaluating the impact that the adoption of SFAS 160 might have on its financial position or results of operations.

iii.	Derivative Instruments and Hedging Activities

In March 2008, the FASB issued SFAS 161 "Disclosures about Derivative Instruments and Hedging Activities - an amendment of SFAS 133. This Statement requires enhanced disclosures about an entity's derivative and hedging activities and thereby improves the transparency of financial reporting. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This Statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption. The Company is currently evaluating the impact that the adoption of SFAS 161 might have on its financial position or results of operations.

iv.	Subsequent Events

In May 2009, the FASB issued SFAS No. 165, "Subsequent Events," which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. SFAS No. 165 is effective for financial statements issued for interim and annual reporting periods ending after June 15, 2009. The Company is currently evaluating the impact that the adoption of SFAS No. 165 might have on its financial position or results of operations.

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 26
Years ended March 31, 2009, 2008 and 2007	Expressed in Canadian Dollars

17.	United States generally accepted accounting principles (continued)

(f)	Reconciliation

The effect of the above measurement differences between Canadian GAAP and US GAAP (including practices prescribed by the SEC) on the consolidated balance sheets and statements of loss and deficit and cash flows is summarized as follows:

Reconciliation of losses reported to US GAAP:

	2009	2008	2007

Net loss and comprehensive loss as
reported in accordance with
Canadian GAAP	$(4,176,396)	$(4,316,042)	$(4,381,139)
Adjustments:
Mineral property exploration costs
(note 17(a))	(11,057,807)	(10,232,744)	(5,279,866)

Net loss and comprehensive loss
under US GAAP	$(15,234,203)	$(14,548,786)	$(9,661,005)

Net loss per share under US GAAP	$(0.54)	$(0.59)	$(0.62)

Reconciliation of total assets, liabilities and shareholders' equity to US GAAP:

		2009	2008

Total assets under Canadian GAAP		$33,717,800	$34,669,516
Adjustments:
Mineral property exploration costs (note 17(a))		(27,383,154)	(16,325,347)

Total assets under US GAAP		$6,334,646	$18,344,169

Total liabilities under Canadian and US GAAP		$652,656	$376,532

Total shareholders' equity under Canadian GAAP		33,065,144	34,292,984
Adjustments:
Mineral property exploration costs (note 17(a))		(27,383,154)	(16,325,347)
Total shareholders' equity under US GAAP		5,681,990	17,967,637

Total liabilities and shareholders' equity under US GAAP		$6,334,646	$18,344,169

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 27
Years ended March 31, 2009, 2008 and 2007	Expressed in Canadian Dollars

17.	United States generally accepted accounting principles (continued)

(f)	Reconciliation (continued)

Reconciliation of consolidated statements of cash flows under US GAAP:

	2009	2008	2007

Cash used in operating activities under
Canadian GAAP	$(3,207,108)	$(2,382,527)	$(1,764,862)
Adjustments:
Mineral property exploration costs
(note 17(a))	(10,901,528)	(9,861,207)	(4,924,500)

Cash used in operating activities under
US GAAP	$(14,108,636)	$(12,243,734)	$(6,689,362)

	2009	2008	2007

Cash used in investing activities under	$(12,258,320)	$(11,487,391)	$(5,790,682)
Canadian GAAP
Adjustments:
Mineral property exploration costs
(note 17(a))	10,901,528	9,861,207	4,924,500

Cash used in investing activities under
US GAAP	$(1,356,792)	$(1,626,184)	$(866,182)